555 Belaire Ave., Suite 340

Chesapeake, Virginia 23320

Telephone: 757-410-2293

Facsimile: 757-257-8614

www.davislawplc.com

_________

December 22, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D.C. 20549

Attn: Ruairi Reagan

Re: CR Global Holdings, Inc.

CIK No. 0001828056

Dear Mr. Reagan:

Davis Law, PLC has been retained to assist the Company in the filing of their offering circular (the “Offering Circular”). On behalf of CR Global Holdings, Inc., a Virginia Corporation, (the “Company”), we respectfully submit this letter in response to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 21, 2020 (the “Letter”) regarding the Company’s draft Offering Circular filed on November 25, 2020 (File No. 024-11374).  This letter is responsive to your Letter. In this letter, we have recited the comments from the Staff in italicized type and have followed the comments with the Company’s responses.

Offering Statement on Form 1-A Amended December 15, 2020

Signatures, page 48

1. We reissue prior comment 3 in part. The signatures should identify each capacity in which the offering statement is being signed including the principal financial officer and the principal accounting officer. You should identify the executives with principal responsibility for financial and accounting matters.

In response to your request regarding the signatures identifying the capacity in which the offering statement is being signed, we have revised the signature page to include not only the principal executive officer and chief operating officer, but have indicated that the principal executive officer is also the principal financial officer and principal accounting officer with principal responsibility for financial and accounting matters of the Company.

Exhibits

2. We note your response to comment 5. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum and jury trial provisions in the Subscription Agreement state this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to your request, we have revised the Subscription Agreement in order to disclose to investors that notwithstanding the terms in Section 6 of the Subscription Agreement, the exclusive forum and jury trial provisions are not intended to apply to claims arising under the federal securities laws and the rules and regulations thereunder and that any person or entity purchasing or otherwise acquiring any interest in any of the Company’s securities are deemed to have notice of and consented to the aforementioned disclosure.

Should you have any questions, please feel free to contact me.

Sincerely yours,

DAVIS LAW, PLC

cc: Chantel Ray Finch

President

CR Global Holdings, Inc.